Exhibit 99.1

Pegasystems, Inc.	PEGA	Acquisition of Chordiant Software , Inc by Pegasystems Inc.Call	Mar. 15, 2010
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MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to your Pegasystems and Chordiant Joint Conference Call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session, and instructions will be given at that time. [Operator Instructions] And as a reminder, this is being recorded.

I would now like to introduce Mr. Craig Dynes, Chief Financial Officer. Please go ahead, sir.

Craig A. Dynes, Senior Vice President and Chief Financial Officer

Good morning, and welcome to the Pegasystems and Chordiant joint special investor conference call. This is Craig Dynes, Pegasystems’ CFO. With me here in Cambridge is, Alan Trefler, Pegasystems’ Chairman and CEO; as well as Shawn Hoyt, Pegasystems’ General Counsel. Also joining us on the call from Cupertino is Steve Springsteel, Chairman of Chordiant, President and CEO.

Before we get started with the call, Shawn will start us off with our Safe Harbor statement.

Shawn Hoyt, Vice President and General Counsel

Thank you, Craig. Certain statements contained in this presentation may be construed as forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, including statements regarding completion of the acquisition, the impact of the acquisition on Pegasystems’ earnings per share, business performance and product offerings, and the impact of the combined product capabilities.

Factors that could cause actual results to differ materially, include the following: cost related to the proposed acquisition; the risk of failing to obtain any regulatory approvals or satisfy other conditions to the acquisition; the risk that the transaction will not close or that closing will be delayed; the risk that our respective businesses will suffer due to uncertainty related to the transaction; difficulties encountered in integrating merged businesses; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the acquisition; and whether the companies can successfully develop new products or modify existing products and the degree to which these gain market acceptance.

Further information on potential factors that could affect our respective businesses and financial results are included in Pegasystems’ and Chordiant’s filings with the Securities and Exchange Commission, including Pegasystems’ report on Form 10-K for the year ended December 31, 2009 and Chordiant’s report on Form 10-K for the year ended September 30, 2009 and Form 10-Q for the quarter ended December 31, 2009 which are on file with the Securities and Exchange Commission. There can be no assurance that the acquisition or any other transaction will be consummated.

Further the tender offer has not yet commenced. This press conference is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The tender offer will be made only pursuant to an offer to purchase and related materials that Pegasystems intends to file with the Securities and Exchange Commission. Chordiant also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

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Chordiant stockholders and other investors should read these materials carefully when they are filed because they contain important information, including the terms and conditions of the tender offer. Chordiant stockholders and other investors will be able to obtain copies of these materials without charge from the Securities and Exchange Commission through its website at www.sec.gov, from Pegasystems, with respect to the documents filed by Pegasystems with the Securities and Exchange Commission, or from Chordiant, with respect to the documents filed by Chordiant with the Securities and Exchange Commission. Chordiant stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the tender offer.

Craig?

Craig A. Dynes, Senior Vice President and Chief Financial Officer

Thank you, Shawn. We intend to keep our comments short this morning in order to allow time for questions-and-answers. Before that, however, we’ll hear from both Alan and Steve with their perspectives on this business combination.

So let’s start with Alan. I’ll now turn the call over to Pegasystems’ Chairman and CEO, Alan Trefler.

Alan Trefler, Founder and Chief Executive Officer

Thanks, Craig, and thank you to all of you for joining us this morning. I am delighted to announce that we signed a definitive merger agreement to acquire Chordiant Software for $5 per share in cash, which represents an equity valuation of $161.5 million. Chordiant reported revenue for its four quarters ended December 31, 2009 of 76.3 million and has 52.3 million of cash and investments as of December 31, 2009.

We anticipate that the transaction will close in the second calendar quarter of 2010 and on a non-GAAP basis, we expect it to be immediately accretive adding an estimated $0.03 to our EPS this year and we expect it to be significantly accretive adding an estimated $0.20 to our EPS in 2011.

This combination will be powerful for a number of reasons. Pega is already well experienced in applying our technology to bring intent-driven management of customer processes into the contact center and on to the web. This familiarity makes it easy to appreciate how Chordiant’s complementary thought leadership and customer base can provide us with opportunities to broaden and deepen our success in optimizing customer experiences.

We’re excited about this transaction because it will extend Pegasystems’ ability to serve the needs of CRM customers, which we see as one of the most strategic opportunities as we go forward. And it allows us to do so with another leader in the marketplace.

To that end, the combined company’s expanded global customer base, including many of the world’s largest organizations, can take advantage of our complementary solutions, including Pegasystems’ market-leading Build for Change trademark technology and Chordiant’s predictive decision management solutions, extensive CRM assets, and expertise in customer experience management will play beautifully with that value proposition.

Chordiant will add additional vertical domain expertise to Pegasystems’ strength in financial services, healthcare and insurance, and in addition, brings a strong presence in telecommunications. Both Chordiant and Pegasystems’ customers have the potential to benefit from new offerings from the combined company. Pega technology lends itself to being incorporated into existing systems and we anticipate that many Chordiant clients will be excited about using Pega technology to enhance and evolve their current Chordiant applications.

We also see excellent opportunities to provide complementary Chordiant technology to Pega implementations, especially in bringing more sophisticated predictive decision management and marketing capabilities to organizations looking to grow. And this combination will enable the expanded partner network to enhance their practices and realize incremental growth because many of the leading global systems integrators who are part of Pega’s growing alliance program have also built practices around Chordiant software.

So we are eager to get to work realizing the potential of this combined company to revolutionize the way that leading organizations around the world grow their businesses and provide excellence in customer experience and customer satisfaction.

Now I’d like to turn the call over to Steve Springsteel in Cupertino for his comments. Steve?

Steven R. Springsteel, Chairman, President and Chief Executive Officer, Chordiant Software, Inc.

Great, thanks, Alan. Good morning to everyone for joining us on the call today. This is an exciting day for Chordiant. As Alan mentioned, we’ve known Pegasystems in the marketplace for many years. They are a respected leader, offering Build for Change technology that’s helping large organizations around the world transform their business.

And Chordiant is a recognized leader helping the same class of global organizations vastly expand their understanding of their customers in ways that drives significant improvements in customer experiences, improvements that result in winning new customers more quickly and better serving existing ones for the long-term.

Our pending combination will bring together Pega’s industry leading rules-based BPM software with Chordiant’s best-in-class decision management and CRM technology. This combination offers a unique opportunity to our respective customers and partners to be able to take advantage of a truly complementary set of solutions.

We at Chordiant are very excited about this opportunity to join the Pegasystems team and look forward to working together toward the close of this transaction. Thank you. Craig?

Craig A. Dynes, Senior Vice President and Chief Financial Officer

At this time we’d be happy to take some questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions]. Our first question comes from Kevin Liu from B. Riley & Company.

<Q – Kevin Liu>: Hi, good morning guys.

<A – Alan Trefler>: Hi, good morning.

Operator: Sir your line is open.

<A – Alan Trefler>: Kevin?

Operator: I am sorry Mr. Liu, the line is now open.

[inaudible]

<A – Craig Dynes>: Well, let’s go to the next question then.

Operator: Okay. Our next question comes from Edward Hemmelgarn from Shaker Investments.

<Q – Edward Hemmelgarn>: Yeah, Alan, my question is regarding — how do you envision the Chordiant’s offerings to fit with Pega’s? Do you expect to – try to incorporate them into the Pega software approach or is this going to be more standalone-ish?

<A – Alan Trefler>: No, I think the strategy here is definitely one of integration in bi-directional ways. Chordiant has some important assets in the area of marketing, in the area of customer satisfaction and customer experience management, and we see some really interesting ways in which we could bring those to both the existing Pega client base and potentially additional customers as we continue expand our sales and marketing.

Likewise we see things that we can do for the existing Foundation clients of Chordiant and even some interesting things for their marketing customers as we have identified it during the work we’ve done.

<Q – Edward Hemmelgarn>: But I guess I understand that part of how you go to market as one company but in terms of the product, how do you envision Chordiant software fitting within Pega’s software?

<A – Alan Trefler>: Sure, certainly, I think that Pega’s strength that has powered our successes in the last ten quarters has been very much around automation. We’re really good at making it easy for people to automate a business process, in a call center or on the web. When we take a look at what Chordiant has done, they focused a lot on the customer conversation; how do you make sure the right thing is said to the customer, how do you make sure that the best product is offered to the customer and we see a lot of ways that that will integrate extremely well in trying to optimize the customer experience. So, we envision having something that will look to prospective buyers like a well integrated set of concepts and a more substantive offering then I think either of us offer today.

<Q – Edward Hemmelgarn>: How long do you think it will take to get it integrated?

<A – Alan Trefler>: Well, integration of course takes a while but I’m expecting that we will actually have integrated offerings this year.

<Q – Edward Hemmelgarn>: Okay, thanks.

Operator: Our next question comes from Kevin Liu from B. Riley & Company.

<Q – Kevin Liu>: Hi, good morning. Can you guys hear me now?

<A – Craig Dynes>: Yeah, I can hear you, Kevin.

<Q – Kevin Liu>: Okay, great. I guess Steve, I know the details come out in the proxy but could you just talk little bit about how exhaustive of a sale processes this was on your end. And then also chat a little bit about how you see Chordiant’s technology kind of sticking into Pega, and what type of comments you’ve heard from customers in the past regarding customer interest in utilizing the two technologies together?

<A – Steven Springsteel>: Yes, I’d answer the first part of that question with respect to the process and so forth, all of that will be spelled out in the proxy when the proxy is filed. But I think you will see that there was a process and there was a reach out that was clearly conducted. We’ve sold along side of Pega, historically; they have been very strong on the BPM side; we are strong on the CRM side. I think the two sides combined have very complementary technologies, and I think just the two companies combined will really create a juggernaut in the industry and really be pretty changing – industry changing. Alan, do you want to add any comments to that?

<A – Alan Trefler>: No, I’d concur. This is exciting. I think that Chordiant’s focus on the customer experience really is something that complements the BPM automation that we provide and is going to be increasingly important as customers come out of recession.

<Q – Kevin Liu>: Okay. And then, Steve, in terms of your business, I mean, your bookings have accelerated the past few quarters and it seems like you guys are just starting to get that traction back as the environment’s improving, so just wondering why now is kind of the correct time to sell? And then, maybe from Alan’s perspective, in getting to that $0.20 accretion in 2011, is that going to be more of a function of revenue growth or do you see that coming from some cost cuts that you can envision at this point?

<A – Steven Springsteel>: Yeah, let me answer the first one and then I’ll turn over to Alan. The first part of that question is –we – our Board clearly looked at this. We looked at it in conjunction with our advisers, Morgan Stanley, and at the end of the day we deemed that it was in the best interests of our shareholders to move forward with this transaction. And I think it’s not only good for our shareholders, but I think it’ll bode well for our customer base as well as our partners and employees as well. Now I’ll let Alan answer the other half of that question.

<A – Alan Trefler>: Yeah, of course there will be some synergies that will result in some cost reductions. But I will tell you that what has propelled Pega’s results in the last two-three years has absolutely been about growth and that is the view we take as we look at the potential in the market, and that’s the view that we take as we look at this merger. So we are absolutely looking to be able to add value to a broader customer base and we’re excited about it.

<Q – Kevin Liu>: All right, great. Thanks for taking my questions. And congrats on getting the deal done.

<A – Steven Springsteel>: Hey, thanks, Kevin.

Operator: Our next question comes from Brian Murphy from Sidoti & Company.

<Q – Brian Murphy>: Hi. Thanks for taking my question. Steve, do you think you could give us just a quick breakdown of the installed base by vertical?

<A – Steven Springsteel>: Yeah. We’re – our most dominant vertical is financial services and if you look at that, I mean, we have a number of marquee customers within that vertical. Our second vertical is insurance healthcare and then that’s closely followed by telecommunications. If you look at, kind of some of the marquee name customers, I mean, we actually have a number of customers in common. But with respect – let’s just take financial services, just about any major financial services company out there, they are running Chordiant in some place in there, it could be Citibank, it could be CIBC, it could be Cap One, it could be Lloyds. We are in all of those.

If you go to telecommunications, we’re in T-Mobile, we’re in Vodafone, we’re in Orange, a number of those as well. If you go to insurance healthcare, we’re in DAK, we’re in USA, we’re in Metlife, we’re in Cigna, we’re in WellPoint. There is a number of them. So in a lot of these opportunities we’re really kind of right alongside of Pega. So, I mean, it’s not like this is a new company that we don’t know anything about.

<Q – Brian Murphy>: Got it. And where is most of the customer overlap and where do you tend to see the best synergies, in which vertical?

<A – Steven Springsteel>: We see them a lot in financial services and insurance healthcare. And I would defer to Alan if he sees us anywhere else, but that’s primarily where we see them from a complementary perspective.

<Q – Brian Murphy>: Okay. And Alan, how do you feel about this acquisition giving you sort of a beachhead in the telecommunications vertical, I mean does this give you a little bit of scale or traction in that space now?

<A – Alan Trefler>: Well, you know, we had targeted telecommunication as one of the important areas for expansion this year and next. We actually have customers such as Deutsche Telekom, for example, which have successfully deployed Pega in a number of applications, but it was not an area we focused in. Suddenly as a result of this we will have a preponderance of important names. And what I like about the Chordiant value proposition as well as the Pega value proposition is even though we are in a lot of these accounts, there is still a tremendous amount of potential in the accounts that we’re actually already in. So it’s not just about leveraging the organizations to get into new names, I see a lot of opportunity in the names that you just heard Steve talking about and that you’ve heard us talk about on our conference call.

<Q – Brian Murphy>: Great. And Steve, just back to you, I’m sorry I’m not all that familiar with Chordiant, but I just took a quick peek at some of the filings, the maintenance run rate is at about 36 million, is that in the ballpark?

<A – Steven Springsteel>: Yeah, on our last call – what we do on every one of our quarterly calls is we give the trailing 12 month average and on the last call it was 9.1 million per quarter.

<Q – Brian Murphy>: Okay. Great. And any initial thoughts on sales force integration?

<A – Alan Trefler>: I would tell you that I think the sales forces will get along famously. We go after the same types and classes of customers and I believe we’ll be able to pull those sales forces together very, very rapidly.

<Q – Brian Murphy>: And just one more quick one, Alan. I mean, I don’t – I know you don’t specifically sort of break things out this way, but just sort of a ballpark of how much of your business now do you think will be sort of oriented around call centers going forward?

<A – Alan Trefler>: We’ve actually sold a lot of call center, or I think the proper way to think about it is multi-channel customer contact center technology, over the last 18 months. We’ve actually seen this as a really interesting and important area for us. We don’t particularly break it out. But I could see that growing to be a very meaningful part of our business where it actually grows at even a faster rate than the BPM business, partially because we think a lot of customers are going to go into replacement cycles in the next 18 to 24 months. There are a lot of very, very old Siebel systems out there, a lot of these systems have fallen into some level of sort of aged disrepair. So I think this could be a very, very exciting way to bring process management into the way that organizations deal with their customers and their customer experience. So, we think it could be a very, very steady market.

<Q – Brian Murphy>: Great. Thanks very much.

Operator: Our next question comes from James Kobielus from Forrester Research.

<Q – James Kobielus>: Hi good morning. Yeah, important merger here. I want to know going forward, Pegasystems and Chordiant, to what extent you will focus on integration with social networks, really for more social CRM? And also to what extent Chordiant’s focus on predictive processes, predictive analytics in line with the process, will that be a key development theme for the merged company going forward?

<A – Alan Trefler>: So let me start and then Steve can jump in. I would say absolutely. We’ve already shown on an NDA basis some of the very interesting work we are doing about incorporation of social networking capabilities into our BPM platform. It’s going to be one of the major highlights that we actually show at PegaWORLD, which is our global user conference that’s scheduled for April 26 and 27 in Philadelphia. So we’re already very invested in bringing social capabilities to the whole notion of customer experience and the way that people do their business process implementations.

Vis-à-vis predictive analytics, we’ve had some elements of this in our technology, but frankly one of the things we think is very exciting is that Chordiant’s expertise in bringing predictive analytics into the customer conversation, and Chordiant’s work at being able to use this to make the right sorts of marketing outreaches on a multi-channel basis and understanding how to go out via email or SMS or the new social mechanisms, we think is something that we’re going to be able to tap into our technology, and really get on the leading edge of this and this acquisition is going to help that. Steve, anything to add?

<A – Steven Springsteel>: No, I think that pretty much says it. I think that, again the companies technologies are very complementary and I think there is some great cross-sell, up-sell opportunities on both sides.

<Q – James Kobielus>: Thank you.

Operator: Our next question comes from Michele Cantara from Gartner.

<Q – Michele Cantara>: Good morning, Alan.

<A – Alan Trefler>: Good morning, Michele.

<Q – Michele Cantara>: One of the questions both Janelle and I had is what do you see between – what do you see in terms of the synergies between process automation and kind of predictive analytics? Where does one begin, where does one end?

<A – Alan Trefler>: Well as we professed, a lot of the sort of separate buckets, really get incremental power when they are integrated from the point of view of the customer, the point of view of delivering value. We’ve also felt that about rules and process and user experience working together. And to our view being able to incorporate predictive analytics really enables you to get that sort of virtuous continuous improvement cycle working extremely well. You are able to both enhance the common processes and get a feedback loop that lets you sort of wrap around and frankly make the automation do what’s going to be best from the company and the customer’s perspective.

We already have in the Pega Technology a lot of interfaces to, for example PMML, the predictive modeling market language and other sorts of things, which we think is going to make it really easy to integrate up Chordiant’s expertise in predictive analytics and predictive decision management into our products and really sort of, let us offer combined capability. So it will be pretty exciting.

<Q – Michele Cantara>: Just if I may, do you expect then to have an increased focus on automation, or will you continue with an extensive focus on Business Process Management?

<A – Alan Trefler>: Well, I think the transformation is the umbrella under which all of this happens. And once again at PegaWorld, we have a number of clients who are going to talk about their transformational experiences. We kind of believe that one of the best ways to make the transformation work is to let business people automate the stuff that isn’t adding customer value.

So when I’m talking about automation, I’m actually not really talking about just that back office ugly stuff. I’m talking about automating the point of contact between the service rep and the person or between the person and the business in a self service environment. So that a lot of the things that we make people currently go through, as they bounce out of the voice response unit and into the call centers, they get bounced around different folks, actually can get handled by the computer. So we’re thinking about automation here in a customer experience supportive way as opposed to just back office type things. But I think that these two sets of capabilities and thought leadership are going to fit very, very well together.

<Q – Michele Cantara>: Thank you.

Operator: Our next question comes from Raghavan Sarathy from Dougherty & Company.

<Q – Raghavan Sarathy>: Questions – couple of questions from my end. Both Alan, I believe Steve you talked about how complementary these products are. If I can back up first, can you talk about how often do you see Chordiant competitively in the past?

<A – Alan Trefler>: We saw them more several years ago. We have seen them on occasion I would say in the last 12 or 18 months, fewer than five or six times that I can recall – even if you go back as far as 18 months from now. We’ve tended to focus, I think, on opportunities that are more around customer process automation and customer process interaction and we’ve seen them winning business adjacent to us in areas involving – having the customer conversation and handling the sort of marketing and decision management type aspects of it. So that’s been my perspective from a competitive basis here. Steve, do you have anything to add?

<A – Steven Springsteel>: Yes, I’d agree with that, Alan I mean, where Pega clearly has large presence on the process automation side what – where we would see Pega is where customer has a good experience with Pega and said, well jeez, can I take this in kind more fit into the customer experience side of the house. And that would be where we would see them from – more from a competitive perspective, but it’s really complementary.

<Q – Raghavan Sarathy>: Right. And then in terms of the sales approach, Alan, you had taken approach of starting small – sort of what you call radiant approach, and then kind of expand within the customer base, I don’t know too much about Chordiant, but if I recall they tend to sell large licenses. Can you help us understand how you may approach Chordiant sales process, now Chordiant is going to be part of Pega?

<A – Alan Trefler>: Yes, I think, our observation would be that in recent years Chordiant has actually talked much more, particularly in the last year about selling smaller pieces or selling new pieces of business on almost a process-by-process basis or opportunity-by-opportunity basis with an account and then going back and selling more. So I actually think that philosophically they’ve moved closer to our model over recent years and it’s going to be really easy to integrate their sales force into sort of our Target Account model, which I think should work pretty well. Steve, do you have a view on that?

<A – Steven Springsteel>: Yes. I was going to say, that kind of land and then grow has really been our philosophy and our strategy from day one when we founded the company. If you were to look at our standard investor presentation, we have a slide we refer to as pyramid slide where it really highlights our strategy of go in, get established in a business unit and then expand from there. And so we have 90 customers that have bought in excess of $1 million from us, and kind of over the years you go to the top of the pyramid, we have three that have bought over $50 million from us.

So it’s very synergistic to the approach that Pega takes as well as they go after customers. And what Alan is referring to is, what we’ve done as we’ve taken what you probably are thinking of, which is kind of more of the monolithic sales that we’ve had historically and have broken them down into smaller bite size pieces that enables you to kind get a foot in the door even easier and then grow from there.

<Q – Raghavan Sarathy>: And then for Craig; I know you’re still ways off from closing this. Can you give us some sense on how to think about this $0.20 accretion for the next year?

<A – Craig Dynes>: Well right now, we’re concentrating on the very complex purchasing accounting that has to take place as soon as the transaction closes. At that point in time, we’ll be giving guidance for the remainder of this year and we’ll look ahead and possibly get some color commentary on next year.

<Q – Raghavan Sarathy>: But just broadly speaking, I mean, how should we think about this $0.20 is going to come from, is this purely maintenance profit falling to that bottom line, or how should we think about these numbers?

<A – Craig Dynes>: It’s a combination of synergies between the two companies, both on the revenue side, the ability to Chordiant to take us and to do verticals for us to sell servicing backbones behind some of their installations, or our ability to sell their products into our customer base and increased efficiencies of operation, whenever you put two public companies together, there is a lot of opportunities there.

<Q – Raghavan Sarathy>: And then just one final question. I think Alan maybe you try to answer this question, but, can you give us some specific examples of where Chordiant and Pega are working together, are complementary in terms of product, kind of talk about customer conversation, what does that mean? Is it inbound cost coming in or can you give us a concrete example?

<A – Alan Trefler>: Sure. So for example at Citibank, where – which has been one of the sites that Chordiant has talked about on its conference calls for recent years. Chordiant in, for example the credit card business, is considered to be the sort of standard desktop that Citi is deploying. And

Pega in very much the same operation is responsible for handling the nuances and the complexity of the way a customer disputes any charges that they might have on their credit card.

So I actually had a chance to see a demo towards the end of last year, where the call came in on – and was taken by a rep using Chordiant systems. And then when the customer had certain types of processes, we would handle the questions that allow Citibank to decide if they want to give you an immediate credit, decide if you’re really sort of trying to rip somebody off. And really do a good job of customer service, including going out to the other banks. They have to go out to kind of finish off that process and make sure the customer gets their credit and that it sticks.

So I think that’s a pretty interesting example of a general customer service sort of function handled by Chordiant already being integrated by our customers, with just some of the types of process automation and business process management that we’re so strong at.

<Q – Raghavan Sarathy>: Okay, thank you.

Operator: Our next question comes from Gregg Speicher from Moss Creek.

<Q – Gregg Speicher>: Hey guys, congrats on the merger. Just a couple of quick ones. If I remember correctly, Chordiant has a relationship with IBM. So is that still true? And what does this do for your sort of partner ecosystem?

<A – Steven Springsteel>: Yeah, this is Steve. I’ll respond first and turn over to Alan. Yeah, we have a very strong relationship with IBM. If you look at kind of our two largest go-to-market partners, would be IBM and Accenture. We have had a long-term relationship with IBM and a newer relationship with Accenture. And then we also utilize IBM from a system implementation perspective as well.

So we have a pretty deep relationship with them. And I’ll let Alan talk about their relationship.

<A – Alan Trefler>: Yeah, and our relationship with IBM has been burgeoning as well, frankly, as has our relationship with Accenture. They’ve both signed platinum partnerships and are doing a lot of work with us in this whole area of customer service and customer transformation and customer experience management.

What I’ll tell you is, when I talk to these companies, there are a relatively small number of firms that they think are worth partnering in this shape – in this place. And if we and Chordiant have been two of that small number, now obviously as unified, I think we’ll be able to get even more mind share.

<Q – Gregg Speicher>: Great. Next question is, is there going to be enough time to get a lot of the partners and customers and employees to the user conference? Are you going to put a push on there?

<A – Alan Trefler>: We’re going to push, but some of these vagaries are outside of our direct control.

<Q – Gregg Speicher>: Right. Right.

<A – Alan Trefler>: But it is pretty tantalizing from a timing point of view, the fact that it’s hanging out there at the end of April. So I think we’re going to put our thinking caps on and figure out what we can get done.

<Q – Gregg Speicher>: Okay. Thank you very much.

Operator: Our next question comes from Richard Davis from Needham.

<Q – Richard Davis>: Hey, thanks very much. So Alan, you’ve kind of expanded into some interesting areas and I think the Chordiant acquisition is in my opinion long overdue, but since you didn’t ask me, good work anyway. But with regard to – how do you think about your business model with regard to enterprise service bus, messaging-oriented middleware, and I guess even optimization engines? Are those things that you want to add internally or do you think about it in terms of acquisitions or what’s left in the kind of white space strategy planning?

<A – Alan Trefler>: So I take a look at this whole MOM – message-oriented middleware, which was what we called this stuff a couple of decades ago, before we went into this whole SOA service oriented architecture buzzword compliant collection.

I view this as all stack speak. And it’s really looking at the business problem sort of from the point of view of the infrastructure. We think the problem that we’re going after is much better positioned as being down from the business, as opposed to up from the stack. And the dimensionality of that and the capability of that, really as we see it, is quite different than frankly as our clients have seen it as quite different. Which is why customers who already have really terrific services-oriented architectures and message buses have chosen Pega to really bring that business agility to the way that they deal with their customers.

I think optimization to my mind, though, is one of those things that can and probably should live on the business side as opposed to the stack sort of foundation. So I would say that we really have no interest in immersing ourselves in the sort of commoditized world of ESBs, which I actually think sort of takes people’s minds off of how to really take care of customers. But things like optimization and decision management, which is what some of Chordiant brings to us actually, I think fits beautifully in with the business down sort of deal. Does that…?

<Q – Richard Davis>: Yeah. No, that’s perfect. That’s exact. Thanks very much.

Operator: Our next question comes from Brad Cohen from Alpine Associates.

<Q>: Bree Delgado here for Brad Cohen. We’ve talked a lot already about the synergies and a lot of our questions have been answered. I’m wondering if you can touch base on the application software segment. I notice that both companies have that. And how are you going to integrate that?

<A – Alan Trefler>: Well, yeah, I mean the integration – some of the integrations are easy to understand, because frankly, they’ve already been accomplished by clients. When I told the story of Citi, and I could give you a lot of other sort of customers that have found really, really appropriate ways to take what Chordiant does well and what Pega does well and get the best of both worlds.

So I think that we’re fortunate, both of us have a sort of Java-centric architecture, which will make things sort of good from a technical integration point of view. Both of us understand that you need to be able to coexist to work in the world of sophisticated clients. And we do that because we work with lots of different applications, both of us.

And that will make it easier, I think, to be able to feather and weave our applications together; particularly with some of the work we’ve done in the last year to really support this sort of notion of composite applications and match-ups. I think we’re going to able to really bring this together very, very effectively.

So the idea here is that these applications will give us a broader footprint together than either of us could have achieved on our own.

<Q>: Okay. And one last question, I’m just curious on how Pegasystems intends to finance the acquisition and how that’s going to impact their financials going forward?

<A – Alan Trefler>: Well, we’ve been criticized for a long time for having over $200 million of cash on the balance sheet; so we really don’t have to do anything particularly special. I would tell you that Craig has been brilliant at not losing any of that money to the Bear Stearns and such – in this sort of volatile time. But we haven’t actually been earning anything on it either, of note.

So I think from a financing point of view, we’re all set. And frankly, we’re strongly cash flow positive as a company, as you can see if you look at the recent filings.

<Q>: Okay. Thank you very much and congratulations on the merger again.

<A – Alan Trefler>: Thank you.

Operator: Our next question comes from Eric Marzucco from Dominick & Dominick.

<Q – Eric Marzucco>: Good morning, guys. What regulatory approvals are required for the deal?

<A – Shawn Hoyt>: Hi, this is Shawn. The main one is antitrust review. We’ll be doing our Hart-Scott-Rodino filing in the upcoming days and then there is a waiting period there. And then the filings that are required to commence the tender offer.

<Q – Eric Marzucco>: Got you. And just a follow-up on the last question. It sounds like you’re going to use cash-on-hand to finance the transaction, there’s going to be no external financing, is that correct?

<A – Craig Dynes>: Yes, we will use cash-on-hand.

<Q – Eric Marzucco>: Okay. Thank you very much.

Operator: Our next question comes from Amarish Mehta from Arcadia Capital.

<Q – Amarish Mehta>: Hi, Craig and Alan. How are you? This is Amarish. So question, just help us understand the rationale for pursuing a cash tender out here rather than your more customary merger, sort of transaction structure?

<A – Shawn Hoyt>: This is Shawn. The cash tender I think was – is a common structure. I think here – where it’s an all-cash deal. So this is kind of a very efficient way to go about it. It will allow us to get through the post-closing conditions in a kind of prompt timeframe and hopefully get this concluded so that we can get on with integrating these businesses.

<Q – Amarish Mehta>: Then are you – is there going to be a shareholder vote from Chordiant’s side or will that not be necessary?

<A – Shawn Hoyt>: The tender offer, assuming we get 90% of the shares tendered, under Delaware law. We will be able to do a short-form merger at that point. All of this is detailed in the definitive agreement which we will be filing very shortly on Form 8-K, so I encourage all investors to read the definitive agreement for the full details of the transaction.

<Q – Amarish Mehta>: Okay. So, you guys need to basically get 90% tendered to be – to complete the deal?

<A – Shawn Hoyt>: Well, in order to take advantage of the short forms in Delaware statute we would need to do 90%.

<Q – Amarish Mehta>: Okay. Thank you.

Operator: Our next question comes from Justin Furby from William Blair.

<Q>: Hi, good morning. Justin Furby filling in for Laura Lederman. Just a couple of questions, I know we’ve talked a little bit about the incremental earnings for 2011, wanted to see if you could provide any feel for revenue for the second half of the year as well as for next year related to the acquisition?

<A – Shawn Hoyt>: Well, it’s Pegasystems’ style not to give quarterly or semiannually guidance. We will be upping our guidance as we get closer to the closing date of the transaction. And of course, by that time it will be virtually almost six months to go, and so we’ll give an outlook for the last six months and possibly we might give an outlook for the next year depending on how thngs looks.

<Q>: Okay. One quick question as well as a follow-up, you mentioned Citibank and some other complementary customers, can you give any sort of feel for a rough number where you’ve got overlap with Chordiant and Pega?

<A – Alan Trefler>: Well, I would say that there is – I could easily think of 20 clients where we have sort of either adjacent positions, or positions that we’re actually not that close together in the client but now should have an ability to sort of spread out. And these are all, I could actually probably think of 25, maybe – and maybe more now that I am depositing, so there are lot of organizations where we have, I’d say, bumped up next to each other which I view as a good harbinger for what we’ll be able to do together.

<Q>: Okay. Thanks very much.

Operator: [Operator Instructions].

Craig A. Dynes, Senior Vice President and Chief Financial Officer

So operator, if there’s no more questions in the queue, I would like to thank everybody for attending this last minute investor conference. We will be available if you have questions, and I am not sure, I will look at the schedule and see when the next investor show that we will be attending.

And with that, thank you all for attending.

Shawn Hoyt, Vice President and General Counsel

Thanks, everyone. Bye-bye.

Operator: Ladies and gentlemen, this does conclude today’s program. You may now disconnect. And have a wonderful day.

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